                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  -----------

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                             (Amendment No. 3)/1/

                           Cross Timbers Oil Company
         ------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
         ------------------------------------------------------------
                        (Title of Class of Securities)

                                    227573102
         ------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2000
         ------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [X] Rule 13d-1(b)
      [_] Rule 13d-1(c)
      [_] Rule 13d-1(d)



________________________
     /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  -------------------                                         -----------------
  CUSIP No. 227573102                  13G                    Page 2 of 5 Pages
  -------------------                                         -----------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charlesbank Capital Partners, LLC
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC USE ONLY



------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Massachusetts

------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF            0 shares

      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY
                          ----
     OWNED BY
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER

    REPORTING             0 shares

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH
                          ----
------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                    [_]

------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.0%

------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      OO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                        -------------------
CUSIP No. 227573102                  13G                       Page 3 of 5 Pages
---------------------                                        -------------------

                                 SCHEDULE 13G
                                 ------------


Item 1(a)      Name of Issuer:
                         Cross Timbers Oil Company

     1(b)      Address of Issuer's Principal Executive Offices:
                         810 Houston Street
                         Suite 2000
                         Fort Worth, TX  76102

Item 2(a)      Name of Person Filing:
                         Charlesbank Capital Partners, LLC

     2(b)      Address of Principal Business Office or, if none, Residence:
                         600 Atlantic Avenue, 26th Floor
                         Boston, MA  02210

     2(c)      Citizenship:
                         Massachusetts

     2(d)      Title of Class of Securities:
                         Common Stock

     2(e)      CUSIP Number:
                         227573102

Item 3         This statement is filed pursuant to Rule 13d-1(c).

Item 4         Ownership:

     4(a)      Amount beneficially owned:
                         0 shares

     4(b)      Percent of Class:
                         0.0%

     4(c)      Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:
                         0 shares


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               (ii)   shared power to vote or to direct the vote:
                                    _________

               (iii)  sole power to dispose or to direct the disposition of:
                                    0 shares

               (iv)   shared power to dispose or to direct the disposition of:
                                    _________

Item 5         Ownership of Five Percent or Less of a Class:
                         This statement is being filed to report the fact that as of date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
                         Beneficial ownership of the securities was acquired by Charlesbank Capital Partners, LLC ("Charlesbank") pursuant to the Existing Assets Management Agreement, dated as of July 1, 1998, between Charlesbank, President and Fellows of Harvard College ("Harvard") and certain individuals (the "Agreement"). Pursuant to the Agreement, Charlesbank will act as an investment manager on behalf of Harvard and its affiliates in connection with certain existing investments of Harvard and its affiliates, including the investment in Cross Timbers Oil Company disclosed herein.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
               Company:
                         Not Applicable.

Item 8         Identification and Classification of Members of the Group:
                         Not Applicable.

Item 9         Notice of Dissolution of Group:
                         Not Applicable.

                               Page 4 of 5 Pages
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Item 10        Certification:

               By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                              CHARLESBANK CAPITAL PARTNERS, LLC

                                              By: /s/ Tami E. Nason
                                                 ---------------------------
                                               Name:  Tami E. Nason
                                               Title: Vice President, Legal

February 9, 2001

                               Page 5 of 5 Pages